EXHIBIT 99.1

GameSquare Esports Reports Second Quarter 2022 Financial Results

Second Quarter Revenue Increases to USD$6.7 Million, Growth of 30% Over First Quarter 2022, and Gross Margin Grows to 45.3%, an Increase of 13% Over First Quarter 2022

Momentum Accelerating as the Company Enters Seasonally Strong Second Half

TORONTO, ON / August 29, 2022 / GameSquare Esports Inc. (CSE:GSQ)(FRA:29Q1)(OTCQB:GMSQF) (“ GameSquare “, “ GameSquare Esports “ or the “ Company “), a gaming and esports company, today announced its results for the second quarter ended June 30, 2022 (all amounts in USD dollars, unless otherwise indicated). The Company has scheduled a conference call to discuss its Q2 FY2022 financial results and provide a business update on August 29, 2022, at 8:00 am ET.

Second Quarter and First Half 2022 Highlights

•	Strong sales growth and momentum with revenue of $6,655,892 in the three months ended June 30, 2022, compared to $893,141 in Q2 2021 and revenue of $11,695,966 in the six months ended June 30, 2022, compared to $1,713,270 in H1 2021;
•	Continued strong gross profit and gross margin expansion. The Company reported gross profit of $3,017,161 in the three months ended June 30, 2022, compared to $218,429 in Q2 2021 and gross profit of $4,662,362 in the six months ended June 30, 2022, compared to $311,814 in H1 2021;
•	GameSquare reported gross margin of 45.3% in Q2 2022 compared to 24.5% in Q2 2021, and 39.9% in H1 2022, compared to 18.2% in H1 2021;
•	Company moving closer to profitability with scale and operating leverage. Reported net loss of ($2,524,825) in the three months ended June 30, 2022, compared to ($9,935,967) in Q2 2021 and net loss of ($6,518,454) in the six months ended June 30, 2022, compared to ($10,476,897) in H1 2021;
•	Reported Net Cash From Operations of ($719,010) and ($4,755,780) in the three and six months ended June 30, 2022, respectively;
•	Announced a $3.0 million non-brokered private placement which includes new strategic long-term investors;
•	Announced and closed a $5.0 million revolving credit facility, funded by Blue & Silver Ventures and Goff Capital;
•	Global football sensation and LA Galaxy striker, Javier “Chicharito” Hernández, joined Complexity Stars;
•	Expanded the Army MWR Partnership with a bigger Soldier Showdown tournament series;
•	Announced that Dairy MAX had renewed its sponsorship with Complexity Gaming and selected GameSquare Esports as its Creative Agency for Gaming; and
•	Announced a significant contract win expected to contribute more than 10% of the upper range of the Company’s 2022 annual revenue guidance.

Subsequent Events

•	GameSquare arranged and promoted the inaugural TimTheTatman Tailgate, one of the largest events of its kind within the esports industry and the first-ever hosted by an individual creator;
•	Increased 2022 revenue guidance to a range of $27.5 to $30.0 million with 2022 gross margin in a range of 35% to 40%, from its previously issued revenue target of $23.5 to $25.0 million, an approximately 20% increase;
•	Closed the previously announced private placement for gross proceeds of $3.3 million, led by Goff Capital and the Jones Family and a new strategic investor to further strengthen the Company’s shareholder base; and
•	Announced that Fourth Frame Studios is represented by United Talent Agency which represents some of the world’s most iconic, barrier-breaking artists, creators and changemakers.

Management Commentary

“The sequential and year-over-year improvement the Company achieved in the second quarter reflects the successful execution of our growth plan, and the positive secular trends underway across the global esports and gaming markets,” said Justin Kenna, CEO of GameSquare. “GameSquare reported more than 30% sequential growth in revenue over the prior quarter and realized gross margin expansion of 13% compared to the first quarter of 2022. The first half of the year is seasonally slower than the second half, which positions the Company extremely well to achieve our recently increased revenue guidance. As noted last quarter, the effect of operating leverage is becoming increasingly evident as we have invested in the foundation necessary to support our rapid growth and become a profitable esports and gaming business. We also continue to optimize our expense structure while driving margin expansion on our path to profitability.”

“We are seeing a growing sales pipeline across our agencies, teams, and content studio and this pipeline is converting into significant, reoccurring contracts with some of the largest brands and global companies,” added Mr. Kenna. “The rapid revenue growth and margin expansion are proving that GameSquare is emerging as a one-stop shop to connect global brands with fans. Our audience of more than 220 million is leading to more brand opportunities including Lenovo, MiO Liquid Water Enhancer, Jack-in-the-Box, and Arterra Labs. In addition, the trends underway in esports point to growing engagement by global brands. I am extremely encouraged by the fantastic financial performance and the incredible feedback that we are receiving from our clients and our fans.”

“We are adding new revenue-generating opportunities across the business including the launch of Fourth Frame Studios, led by Oluwafemi “Femi” Okusanya, formerly VP content at FaZe Clan. We are focused on increasing our scale, while pursuing opportunities that require low capital investments. We believe the GameSquare family of companies are at the intersection of culture, commerce, and investment and I am excited by the positive momentum underway across our business,” concluded Mr. Kenna.

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Conference Call Details

CEO Justin Kenna, CFO Paul Bozoki, and President and Chairman Kevin Wright are scheduled to host a conference call for the investment community to discussthe financial results for the three and six months ended June 30, 2022. Analysts and interested investors can join the call via the details below:

Date: Monday, August 29, 2022

Time: 8:00am ET

Webcast: http://services.choruscall.ca/links/gamesquare2022q2.html

Financial Review

	Three months ended June 30, 2022	Three months ended May 31, 2021	Six months ended June 30, 2022	Six months ended May 31, 2021
($ U.S. dollars)
Revenue	$6,655,892	$893,141	$11,695,966	1,713,270
Cost of sales	3,638,731	674,712	7,033,604	1,401,456
Gross profit	3,017,161	218,429	4,662,362	311,814
Other income
Interest and other income	1,521	431	4,541	766
Total other income	1,521	431	4,541	766
Expenses
Salaries, consulting and management fees	2,368,223	1,062,196	5,029,112	1,473,504
Player compensation	449,355	(244)	889,040	(244)
Professional fees	594,670	295,661	987,913	335,022
General office expenses	523,987	298,331	854,203	356,208
Selling and marketing expenses	176,627	16,406	459,065	16,406
Travel expenses	182,087	98,335	437,772	98,540
Shareholder communications and filing fees	68,219	52,504	89,540	96,969
Interest expense	129,248	1,955	219,353	1,982
Bad debt expense	-	46,962	-	46,962
Foreign exchange loss	(49,876)	(21,842)	(45,980)	(5,040)
Change in provision for reclamation deposit	-	-	-	(75,119)
Share-based compensation	441,084	529,701	941,227	603,156
Transaction costs	-	7,339,880		7,339,880
Amortization	678,060	585,753	1,360,618	682,657
Total expenses	5,561,684	10,305,598	11,221,863	10,970,883
Loss for the period before income taxes	(2,543,002)	(10,086,738)	(6,554,960)	(10,658,303)
Income tax (recovery)	(18,177)	(150,771)	(36,506)	(181,406)
Loss for the period	(2,524,825)	(9,935,967)	(6,518,454)	(10,476,897)
Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(238,992)	166,554	(135,217)	320,632
Total comprehensive loss for the period	$(2,763,817)	$(9,769,413)	$(6,653,671)	$(10,156,265)

(Loss) profit for the period attributable to:
Owners of the parent	(2,524,825)	(9,940,622)	(6,532,172)	(10,481,552)
Non-controlling interest	-	4,655	13,718	4,655
	$(2,524,825)	$(9,935,967)	$(6,518,454)	$(10,476,897)
Basic and diluted net loss per share	$(0.01)	$(0.09)	$(0.03)	$(0.13)
Weighted average number of common shares outstanding - basic and diluted	251,208,859	106,555,112	247,814,239	79,659,921

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About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, and Fourth Frame Studios, a multidisciplinary creative production studio.

Contact

For further information, please contact investor relations:

Kevin Wright, President and Chairman

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “ forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance, the Company’s ability to integrate and monetize its core asset portfolio, to accelerate its business objectives of revenue growth and profitability, to capitalize on the accelerating growth of esports audiences, to be a leader in bridging the gap between global brands and esports audiences, and to continue to build a pipeline of strategic acquisition targets in esports and sports and entertainment more broadly; the business and operations of the Company; and the Company’s ability to execute its business plan . These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties as well as factors discussed in the Company’s Management’s Discussion and Analysis for the period ended June 30, 2022, and annual report filed on Form 20-F for the fiscal year ended December 31, 2021, which are available on SEDAR at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“ CSE “) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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